Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
(In millions, except ratios)	2011	2010	2009	2008	2007

Earnings

Earnings from continuing operations before income taxes(1)	$3,631	$3,778	$4,182	$4,564	$4,292
Interest expense	354	345	308	332	341
Undistributed earnings from equity investees, net	(104)	(81)	(60)	(43)	(57)
Portion of rents representative of the interest factor	59	48	53	48	44

Earnings from continuing operations before income taxes, as adjusted	$3,940	$4,090	$4,483	$4,901	$4,620

Fixed Charges

Interest expense	$354	$345	$308	$332	$341
Portion of rents representative of the interest factor	59	48	53	48	44

Total fixed charges	$413	$393	$361	$380	$385

Ratio of Earnings to Fixed Charges	9.5	10.4	12.4	12.9	12.0

(1)	Earnings from continuing operations before income taxes for years prior to 2011 have been adjusted to conform to the current year’s presentation (see Note 1 and Note 14 in “Notes to Consolidated Financial Statements” within Item 8 of this Form 10-K).